

Mail Stop 3720

December 8, 2009

VIA INTERNATIONAL MAIL AND FAX 011-972-3-9252945
Mr.Ari Krashin
Chief Financial Officer
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva, 49130 Israel

   RE: Gilat Satellite Networks Ltd.
      Form 20-F for the Fiscal Year Ended December 31, 2008
      File No. 0-21218

Dear Mr. Krashin:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Critical Accounting Policies and Estimates, page 32

1. Please disclose your basis for recognizing revenues from large-scale gaming networks which you rolled out in the US as referred to on page 36.

Impairment of Intangible Assets and Long-lived Assets, page 34
Note 2.a. Concentration of credit risks, page F-19
Note 11: Impairment of Long-lived Assets and Other Charges, page F-39

2. Per your disclosure, "if the Company will not meet certain milestones as determined in the re-negotiated agreements effective on December 26, 2008 with the Colombian government, the Company may be unable to receive this unrestricted cash." Tell us the following:

   - the nature of the milestones and the performance period.
   - the estimated costs for "removal of thousands of telephony sites which were determined to be no longer needed or used by the rural population in Columbia and the upgrade of technology, primarily in existing sites entailing capital expenditure." Refer to SFAS 146.
   - the nature of any remaining obligation you are required to perform past the Compartel contract period. In this regard, we note your statements with respect to your continuing obligation to provide non-revenue generating telephony and internet services for Compartel even if you are not able to extend related agreements as detailed in the Q3 2009 Earnings Call Transcript at http://seekingalpha.com/article/173654-gilat-satellite-networks-ltd-q3-2009-earnings-call-transcript.
   - Why it would be appropriate to recognize revenues on a straight-line basis when the earnings from the Compartel project and release of the remaining funds from the trusts are only realizable upon fulfillment of project milestones as stipulated in the renegotiated agreement.

3. Tell us how you evaluated the terms of your renegotiated agreements and whether continued consolidation of the trusts based on the guidance in FIN 46(R) would be appropriate. In this regard, we note the likelihood that you may be unable to receive all of the remaining amounts in the Trust. Additionally, please disclose your consolidation policy as appropriate and provide us your proposed disclosures.

Liquidity and Capital Resources, pages 42-43

4. In future filings, please provide an enhanced analysis and explanation of the sources and uses of cash and related material underlying transactions, rather than a recitation of the items in the statements of cash flows. Additionally, please disclose how you will be financially impacted by the expiration of the Compartel projects. Please provide us your proposed disclosure for the latter issue.

Note 2(j). Long-term Trade Receivables, page F-15
Note 12: (b) Long-term trade receivables in respect of capital leases and other receivables, page F-46

5. Tell us more in detail and disclose the nature of receivables (*) that are scheduled to be received by 2010 and how you evaluated their collectibility. Tell us your basis for recognizing the related revenues.

                                    *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    ·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3351 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director